Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	2002	2003	2004	2005	2006

Earnings:
Income before income taxes	$347,318	$411,153	$647,432	$806,110	$1,126,616
Interest expense	65,344	74,086	94,324	126,221	122,473
Rent expense	1,799	1,972	2,417	3,923	4,377
Amortization	1,037	2,689	1,085	1,079	1,096

	$415,498	$489,900	$745,258	$937,333	$1,254,562

Fixed charges:
Homebuilding
Interest incurred	$90,331	$104,763	$113,452	$115,439	$141,266
Rent expense	1,799	1,972	2,417	3,923	4,377
Amortization	1,037	2,689	1,085	1,079	1,096

	$93,167	$109,424	$116,954	$120,441	$146,739

Ratio	4.46	4.48	6.37	7.78	8.55